UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 8)*
Under the Securities Exchange Act of 1934

ORAGENICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

684023-10 4

(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
(540) 633-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
David I. Meyers, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1239

February 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023104	Page 2 of 6

1	NAMES OF REPORTING PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,612,166

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,612,166

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,612,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 684023104	Page 3 of 6

1	NAMES OF REPORTING PERSONS
R.J. KIRK DECLARATION OF TRUST 31-6661283

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,139,526

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,139,526

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,139,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - trust

CUSIP No. 684023104	Page 4 of 6

This Amendment No. 8 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated June 5, 2012 and filed on June 12, 2012, as amended by Amendment No. 1, dated July 31, 2012 and filed on August 3, 2012, Amendment No. 2, dated September 30, 2013 and filed on October 2, 2013, Amendment No. 3, dated November 20, 2013 and filed on November 22, 2013, Amendment No. 4 dated December 18, 2013 and filed on December 26, 2013, Amendment No. 5 dated December 1, 2015 and filed on December 3, 2015, Amendment No. 6 dated June 30, 2016 and filed July 5, 2016, and Amendment No. 7 dated November 8, 2017 and filed on November 13, 2017 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Oragenics, Inc., a Florida corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to disclose the purchase by entities under the common control of Mr. Kirk of 3,064,000 shares of Common Stock, in open market transactions between January 31, 2020 and March 2, 2020.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Randal J. Kirk and entities under his common control utilized working capital to purchase 3,064,000 shares of Common Stock, in open market transactions between January 31, 2020 and March 2, 2020, for an aggregate purchase price of approximately $1,894,941.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

The shares disclosed herein were acquired by the Reporting Persons for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)          See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 46,124,803 shares of Common Stock issued and outstanding as of November 8, 2019 as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 and filed on November 14, 2019, as adjusted for a 1-for-10 reverse stock split that became effective on January 19, 2018.

CUSIP No. 684023104	Page 5 of 6

Reporting Person	Amount of Common Stock Beneficially Owned (1)	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	4,612,166(2)	9.9%	4,612,166(2)	--	4,612,166(2)	--
R.J. Kirk Declaration of Trust	3,139,526	6.8%	3,139,526	--	3,139,526

(1)	The indicated share amounts reflect a 1-for-10 reverse stock split effected by the Company on January 19, 2018.

(2)
Includes shares of Common Stock held by various entities that are managed by Third Security, LLC, a Virginia limited liability company that is managed by Mr. Kirk (“Third Security”), none of which beneficially owns more than 5.0% individually.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the RJ DOT.

(c)          On January 1, 2020, TS Biotechnology Holdings, LLC (“TS Biotechnology”) and Precigen, Inc., formerly known as Intrexon Corporation, entered into a Stock and Asset Purchase Agreement, pursuant to which TS Biotechnology purchased from Precigen, 1,448,110 shares of Common Stock and 113.941 shares of the Company’s Series C, Non-Voting, Non-Convertible Preferred Stock (collectively, the “Purchase Agreement Shares”).  At closing, TS Biotechnology elected to have the Purchase Agreement Shares issued directly to its members, all of which are either entities managed by Third Security or for which Mr. Kirk serves as Trustee.

Except as disclosed herein, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d) – (e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 3 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of March 2, 2020, by and between Randal J. Kirk, and the R.J. Kirk Declaration of Trust.

CUSIP No. 684023104	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2020
/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of March 2, 2020, by and between Randal J. Kirk, and the R.J. Kirk Declaration of Trust.